FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2009	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	January 5, 2009

Forbes Medi-Tech Receives Extension to Compliance Deadline
~NASDAQ Extends Its Suspension of the Bid Price Requirement~

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced that the Company received a letter from The Nasdaq Stock Market (“NASDAQ”) stating that NASDAQ has decided to extend its suspension of the bid price and market value of publicly held shares requirements. As a result of this extension, the Company’s compliance deadline is now September 21, 2009.

Forbes can regain compliance with the suspended rules, to be reinstated on April 20, 2009, by achieving a US$1 closing bid price for a minimum of 10 consecutive trading days by September 21, 2009.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Company’s continued listing on Nasdaq.  Forward-looking statements can be identified by forward-looking terminology such as “will”, "can", “2009”, and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the Company will regain compliance with the minimum bid price rule by September 21, 2009, failing which, the Company’s securities will be delisted by Nasdaq; and the risk that delisting of the Company’s securities may have a material adverse effect on the Company’s share liquidity and trading price and on the Company’s ability to obtain financing and continue its business.  For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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